Exhibit 10.1

EXECUTION COPY

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this "Agreement") dated as of March 1, 2010 is entered into by and among The Middleby Corporation, a Delaware corporation (the "Company"), Middleby Marshall Inc., a Delaware corporation ("MMI"), (collectively the "Employer"), and Timothy J. FitzGerald ("Employee").

R E C I T A L S

The Employer is a party to an employment agreement with Employee, dated March 7, 2005, (the "Employment Agreement"), the term of which is scheduled to expire on March 1, 2010.

The Employer desires to continue and extend the term of employment of Employee as Vice President and Chief Financial Officer  of the Company and as Vice President and Chief Financial Officer of MMI, and Employee desires to serve the Employer in such capacities, all on the terms and conditions hereinafter provided.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, Employee's employment by the Employer, the compensation to be paid Employee while employed by the Employer, and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

1.	Employment. The Employer agrees to employ Employee and Employee agrees to be employed by the Employer subject to the terms and provisions of this Agreement.

2.
Term. The term of this Agreement shall be for a period commencing on March 1, 2010 (the "Effective Date") and ending on March 1, 2013, unless sooner terminated as provided in Section 5; provided, however, that commencing on March 1, 2013 and each anniversary thereafter, the term of this Agreement shall be deemed to be automatically extended, upon the same terms and conditions, for successive periods of one (1) year each, unless Employee or Employer, as the case may be, provides at least one hundred and eighty (180) days prior written notice to the other party of an intention not to renew this Agreement.

3.
Duties. Employee shall serve as Vice President and Chief Financial Officer of the Company and Vice President and Chief Financial Officer of MMI, or in such other executive capacities as the Board of Directors of the Company or MMI, as applicable, may designate and shall have such powers and duties as may be from time to time prescribed by the Board of Directors of the Company or MMI, as

applicable. Employee shall devote substantially all of his time and effort as reasonably may be required for him to perform the duties and responsibilities to be performed by him under the terms of this Agreement.

4.	Compensation.

(a) Base Salary. The Employer shall pay to Employee a base salary at a rate per annum of $400,000, payable in accordance with the normal payroll practices of Employer.

(b)
Incentive Compensation. Employee shall be eligible to participate in, and earn an annual bonus under, the management incentive programs adopted by the Employer from time to time, subject to all terms and conditions thereof, based upon the achievement of performance targets established in the sole discretion of Employer.

5.	Termination.

(a)
Employee's employment hereunder may be terminated by Employer or by Employee at any time, or by the death of Employee. Such termination shall automatically terminate all of the Employer's obligations not theretofore accrued under this Agreement other than as specifically set forth in this Agreement or in any employee benefit plan, program or arrangement in which Employee participates. If the Employer terminates Employee's employment under this Agreement (as hereafter amended or extended) without "Cause," as defined below, or if employment is terminated due to Employee’s death or disability, incentive compensation under Employer’s annual incentive programs for any year shall be deemed to have accrued as of the date of termination if and to the extent that incentive compensation under such annual incentive program would have been payable to Employee if he had been employed on the last day of such fiscal year and shall be (i) pro rated based on the number of days that Employee was employed during the fiscal year and (ii) payable in the following fiscal year, on the earlier of April 1 or at the same time as incentive compensation under the annual incentive program for such year is paid to those employees who are still employed by the Employer.

(b)
Notwithstanding anything to the contrary contained in this Agreement, in the event that (i) the Employer terminates Employee's employment under this Agreement (as hereafter amended or extended) without "Cause," as defined below, (for this purpose, not including termination due to Employee’s death or disability) or (ii) Employee terminates his employment under this Agreement within the six-month period immediately following a "Change in Control" (as defined below), by providing written notice of such termination to the Employer, Employee shall be entitled to an amount equal to three (3) times the sum of (A) Employee's annual base salary for the full calendar year immediately prior to the date of the termination and (B) the greater of (x) the amount of Employee's incentive compensation under the Management Incentive Plan as currently in effect and as may be renewed from time to time (the “Management Incentive Plan”) with respect to the full calendar year immediately prior to the date of the termination and (y) the average of Employee's incentive compensation under the Management Incentive Plan for each of the two calendar years immediately prior to the date of the termination, payable in one lump sum within thirty (30) days of the date of termination.

(c)	For purposes of this Section 5, the term "Cause" shall mean gross negligence, willful misconduct, breach of fiduciary duty involving personal profit, substance abuse, or commission of a felony.

(d)
For purposes of this Agreement, the term "Change in Control" shall mean an increase, on or after the date of this Agreement, in ownership to twenty percent (20%) or more of the outstanding voting securities of the Company held by any person or group of persons who are acting together for the purpose of acquiring, holding, voting or disposing of such voting securities; provided, however, that an increase in ownership to twenty (20%) or more of the outstanding voting securities of the Company held by Employee or group of persons which includes Employee who are acting together for the purpose of acquiring, holding, voting or disposing of such voting securities shall not constitute a Change in Control.

Example 1:  On April 16, 2010 individual A owns 2.42% of the total outstanding voting securities of Company. Thereafter, individual A commences a series of open market and private purchases, and on January 10, 2011 for the first time his holdings exceed 20% of the outstanding voting securities of the Company.  A Change of Control occurs on January 10, 2011.

Example 2:  On a date subsequent to this Agreement individual B, who owned no voting securities of  Company prior to the date of this Agreement, commences a series of open market and private purchases, and on January 11, 2011 for the first time his holdings exceed 20% of the outstanding voting securities of  the Company.  A Change of Control occurs on January 11, 2011.

(e)	Parachute Payments

(i)
To the extent that any amount payable to Employee (hereunder or otherwise) alone or together with other compensation constitutes a "parachute payment" within the meaning of section 280G(b)(2) of the Internal Revenue Code of 1986, as amended, (the "Code") that would result in some or all of the compensation owed being characterized as "excess parachute payments" (as defined by section 280G(b)(1) of the Code), and would, therefore, be subject to an excise tax under section 4999 of the Code (the "Excise Tax"), the Employer shall pay to Employee, at the time specified below, that additional amount (the "Gross-Up Payment") necessary to reimburse Employee for the amount of any (i) Excise Tax, (ii) federal, state and local income and employment taxes (including additional Excise Tax) payable with respect to the Gross-Up Payment, and (iii) interest, penalties or additions to tax payable by Employee with respect to the Excise Tax or the Gross-Up Payment. For purposes of determining the amount of the Gross-Up Payment, Employee shall be deemed to pay federal income taxes at the highest marginal rates of taxation applicable to individuals as are in effect in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rates of taxation applicable to individuals as are in effect in the state and locality of Employee's residence, and/or any other state or locality that may be applicable, in the calendar year in which the Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes that can be obtained from deduction of such state and local taxes, taking into account any limitations applicable to individuals subject to federal income tax at the highest marginal rates.

(ii)
The Gross-Up Payments provided for in Section 5(e)(i) above shall be made upon the earlier of (i) the payment to Employee of compensation in the nature of a parachute payment or (ii) the imposition upon Employee or payment by Employee of any Excise Tax.

(iii)
If it is established pursuant to a final determination of a court or an Internal Revenue Service proceeding that the Excise Tax is less than the amount taken into account under Section 5(e)(i) above, Employee shall repay to the Employer within thirty (30) days of Employee's receipt of notice of such final determination the portion of the Gross-Up Payment attributable to such reduction (plus the portion of the Gross-Up Payment attributable to the Excise Tax and federal, state and local income and employment taxes imposed on the Gross-Up Payment being repaid by Employee, if such repayment results in a reduction in Excise Tax or a federal, state and local income tax deduction). If it is established pursuant to a final determination of a court or an Internal Revenue Service proceeding that the Excise Tax exceeds the amount taken into account under Section 5(e)(i) above (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Employer shall make any additional Gross-Up Payment in respect of such excess within thirty (30) days of the Employer's receipt of notice of such final determination.

6.
Payment. Payment of all compensation and benefits to Employee hereunder shall be made in accordance with the relevant policies of the Employer in effect from time to time and shall be subject to all applicable employment and withholding taxes.

7.
Successors. This Agreement shall be binding upon, and inure to the benefit of and be enforceable by, Employer and its successors and assigns. This Agreement shall inure to the benefit of Employee's heirs, legatees, legal representatives and assigns, but neither this Agreement nor any right or interest hereunder shall be assignable by Employee without Employer's prior written consent.

8.
Notices.  All notices, requests, demands and other communications made or given in connection with this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered, at the time delivered or (b) if mailed, at the time mailed at any general or branch United States Post Office enclosed in a certified post-paid envelope addressed to the address of the respective parties as follows:

To the Company:	1400 Toastmaster Drive
Elgin, Illinois 60120
Attention: Chief Executive Officer

To MMI:	1400 Toastmaster Drive
Elgin, Illinois 60120
Attention: Chief Executive Officer

To Employee:	Timothy J. FitzGerald
1400 Toastmaster Drive,
Elgin, Illinois 60010

or to such other address as the party to whom notice is to be given may have previously furnished to the other party in writing in the manner set forth above, provided that notices of changes of address shall only be effective upon receipt.

9.
Modifications and Waivers. This Agreement may be modified or amended only by a written instrument executed by Employer and Employee. No term or condition of this Agreement shall be deemed to have been waived nor shall there be any estoppel to enforce any provision of this Agreement except by written instrument of the party charged with such waiver or estoppel.

10.
Entire Agreement. This Agreement supersedes all prior agreements between the parties hereto relating to the subject matter hereof, including but not limited to the Employment Agreement, and constitutes the entire agreement of the parties hereto relating to the subject matter hereof. However, nothing in this Agreement is intended or shall be interpreted to reduce the rate or eliminate any portion of Employee's compensation or benefits in effect immediately prior to the date hereof.

11.
Law Governing. The validity, interpretation, construction, performance and enforcement of this Agreement shall be governed by the laws of the State of Illinois without regard to principles of conflicts of laws.

12.
Invalidity. The invalidity or unenforceability of any term or terms of this agreement shall not invalidate, make unenforceable or otherwise affect any other term of this Agreement which shall remain in full force and effect.

13.	Headings. The headings contained herein are for reference only and shall not affect the meaning or interpretation of this Agreement.

14.	Joint and Several. The liability hereunder of the Company and MMI shall be joint and several.

15.
Section 409A. It is intended that the payments and benefits under this Agreement comply with, or as applicable, constitute a short-term deferral or otherwise be exempt from, the provisions of Section 409A of the Code and the regulations and other guidance issued thereunder (“Section 409A”).  The Company shall administer and interpret this Agreement in a manner so that such payments and benefits comply with, or are otherwise exempt from, the provisions of Section 409A.  Any provision that would cause this Agreement to fail to satisfy Section 409A will have no force and effect until amended to comply therewith (which amendment may be retroactive to the extent permitted by Section 409A).  Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, Employee shall not be considered to have terminated employment with the Company for purposes of this Agreement and no payments shall be due to Employee under this Agreement providing for payment of amounts on termination of employment unless Employee would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A.  To the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six-month period immediately following Employee’s termination of employment shall instead be paid on the first business day after the date that is six months following Employee’s termination of employment (or upon death, if earlier).  In addition, for purposes of this Agreement, each amount to be paid or benefit to be provided to Employee pursuant to this Agreement which constitutes deferred compensation subject to Section 409A shall be construed as a separate identified payment for purposes of Section 409A.

With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, of in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, and (iii) such payments shall be made on or before the last day of Employee’s taxable year following the taxable year in which the expense occurred.  Any tax gross-up payment as provided herein shall be made in any event no later than the end of the calendar year immediately following the calendar year in which Employee remits the related taxes, and any reimbursement of expenses incurred due to a tax audit or litigation shall be made no later than the end of the calendar year immediately following the calendar year in which the taxes that are the subject of the audit or litigation are remitted to the taxing authority, or, if no taxes are to be remitted, the end of the calendar year following the calendar year in which the audit or litigation is completed.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year set forth above.

EMPLOYEE	THE MIDDLEBY CORPORATION

/s/ Timothy J. FitzGerald	By:	/s/ Selim A. Bassoul
Timothy J. FitzGerald

MIDDLEBY MARSHALL INC.

	By:	/s/ Selim A. Bassoul